The Super Crowd, Inc., a public benefit corporation
Balance Sheet
As of 2023-12-31

	December 31, 2022		December 31, 2023	
Assets				
Cash and Bank Balances				
Total Cash and Bank Balances			$	9,862.17
Accounts Receivable	$	1,000.00	$	1,486.08
Total Other Current Assets	$	1,000.00	$	1,486.08
Total Assets	$	1,000.00	$	11,348.25
Liabilities				
Current Liabilities				
Accounts Payable	$	89.54	$	1,682.84
Credit Cards				1,674.27
Due to Principle Shareholder		343.00		1,026.00
Unearned Sponsorship Revenue		1,000.00		7,067.50
Payroll Liabilities		0.00		1,511.90
Total Liabilities	$	1,432.54	$	12,962.51
Equity				
Common Shares	$	250.00	$	27,655.08
Retained Earnings				
Profit for all prior years				(682.54)
Profit between Jan 1 and Dec 31		(682.54)		(28,586.80)
Total Retained Earnings		(682.54)		(29,269.34)
Total Equity	$	(432.54)	$	(1,614.26)
Total Liabilities and Equity:	$	1,000.00	$	11,348.25

The Super Crowd, Inc., a Public Benefit Corporatio
Profit and Loss
12 Months Ending December 31, 2023

	12 Months Ending December 31, 2022	12 Months Ending December 31, 2023
Income		
SuperCrowdXX Annual Event Ticket Revenue	$ -	$ 1,890.50
SuperCrowd Local Ticket Revenue		1,332.70
SuperCrowdXX Sponsorship Revenue		19,000.00
Sales Discounts		(2,650.00)
Total Income	$ -	$ 19,573.20
Cost of Goods Sold		
Direct Event Costs - Misc		$ 545.40
Direct Event Costs - Catering		1,140.68
Direct Event Costs - Travel		2,412.33
Direct Event Costs - Printing		229.63
Direct Event Costs - Venue		1,222.00
Total Cost of Goods Sold	$ -	$ 5,550.04
Gross Profit	$ -	$ 14,023.16
Operating Expenses		
Advertising & Promotion		$ 1,446.08
Event Door Prizes		300.00
Revenue Share		3,428.50
Bank Service Charges		551.50
Merchant Account Fees		270.09
Dues & Subscriptions		54.95
Web Services		2,267.83
Office Supplies		23.42
Accounting and Related Professional Fees		66.00
Legal and Related Professional Fees	682.54	549.00
Printing and Shippin		97.49
Insurance – General Liability		1,003.52
Contractor Expenses		3,299.14
Principle Shareholder's Contract Expense		21,896.30
Meals and Entertainment		81.43
Travel		555.15
Payroll Employer Taxes		741.00
Payroll Gross Pay	0.00	6,000.00
Total Operating Expenses	$ 682.54	$ 42,631.40

The Super Crowd, Inc., a Public Benefit Corporatio
Profit and Loss
12 Months Ending December 31, 2023

	12 Months Ending December 31, 2022		12 Months Ending December 31, 2023	
Operating Income:	$	(682.54)	$	(28,608.24)
Interest Income	$	-	$	96.24
Interest Expense		0.00		(74.80)
Pre-Tax Income:	$	(682.54)	$	(28,586.80)
Income Tax Expense:	$	-	$	-
Net Income:	$	(682.54)	$	(28,586.80)

The Super Crowd, Inc., a public benefit corporation,

Cash Flow

For the 12 months ending December 31, 2023

	12 Months Ending December 31, 2023
Cash from Operations:	
Net Income:	-$28,586.80
Adjustments to reconcile net income to cash flow from operations:	
Change in A/R:	-$486.08
Change in A/P:	$1,593.30
Change in Amount Due to Principle Shareh	$683.00
Change in Unearned Sponsorship Revenue	$6,067.50
Change in Payroll Liabilities:	$1,511.90
Total Adjustments:	$9,369.62
Cash Used in Operations:	-$19,217.18
Cash Used in/from Financing:	
Cash From Credit Cards:	$1,674.27
Cash from Common Share Issuance:	$27,405.08
Total Cash From Financing:	$29,079.35
Net Cash Flow:	$9,862.17
Beginning Cash Balance:	$0.00
Ending Cash Balance:	$9,862.17
Net Cash Flow:	$9,862.17
Check:	*$0.00*

Certification:

The financial statements of The Super Crowd, Inc., a Public Benefit Corporation, included in this form are true and complete in all material respects.

Devin D. Thorpe

President, TSCI